Mail Stop 4561

July 18, 2006

By U.S. Mail

Mr. Alton E. Yother
Chief Financial Officer
AmSouth Bancorporation
AmSouth Center
1900 Fifth Avenue North
Birmingham, Alabama 35203

   Re: **AmSouth Bancorporation**
       Form 10-K for Fiscal Year Ended December 31, 2005
       File No. 001-07476

Dear Mr. Yother:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Paul Cline
          Senior Accountant